SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under The Securities Exchange Act of 1934

VISTA GOLD CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

927926 20 4

(CUSIP Number)

Exploration Capital Partners 2000 Limited Partnership

c/o Keith Presnell

Global Resource Investments Ltd.

7770 El Camino Real

Carlsbad, California 92009

Tel.: 760-943-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

SCHEDULE 13D

CUSIP No. 927926 20 4	Page 2 of 6

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Exploration Capital Partners 2000 Limited Partnership 88-0451737

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,846,714 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,846,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,714

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 927926 20 4	Page 3 of 6

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Resource Capital Investment Corporation 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,846,714 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,846,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,846,714

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person CO

CUSIP NO. 927926 20 4	Page 4 of 6

SCHEDULE 13D

(Amendment No. 5)

The Statement on Schedule 13D, dated May 3, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital”) and its corporate general partner, Resource Capital Investment Corporation (“Resource Capital”), as amended by Amendment No. 1, dated July 2, 2002, Amendment No. 2, dated November 13, 2002, Amendment No. 3, dated December 16, 2002, and Amendment No. 4, dated May 30, 2003 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 5, dated October 20, 2003 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Vista Gold Corp. (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations below are based on 13,772,530 Common Shares of the Issuer outstanding as of October 17, 2003.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration Capital is the direct beneficial owner of 1,846,714 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 12.4% of the Issuer’s outstanding Common Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, Resource Capital may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D, dated the date hereof, filed by Mr. Rule et al., Mr. Rule may be deemed to share indirect ownership of (i) the Shares directly beneficially owned by Exploration Capital and (ii) 248,574 Shares (all of which are immediately exercisable share purchase warrants) directly beneficially owned by Global Resource Investments Ltd. (“Global Resource”). These represent an aggregate indirect beneficial ownership of 2,095,288 Shares, or approximately 13.8% of the Issuer’s outstanding Common Shares.

Mr. Presnell is the direct beneficial owner of 134,479 Shares (including 88,479 immediately exercisable purchase warrants), representing less than 1% of the Issuer’s outstanding Common Shares.

(c) Since the filing of Amendment No. 4 to the Schedule 13D, the following transactions have occurred with respect to Shares, other than those beneficially owned by the Reporting Persons, that were indirectly beneficially owned by Mr. Rule:

On September 5, 2003, Global Resource exercised 27,246 warrants (exercise price $1.50 per share) and distributed the Common Shares so obtained to persons unaffiliated with either of the Reporting Persons.

CUSIP NO. 927926 20 4	Page 5 of 6

Since the filing of Amendment No. 4 to the Schedule 13D, the following transactions have occurred with respect to Shares beneficially owned by Mr. Presnell:

Mr. Presnell made the following open market sales during this period (all sales effected on the American Stock Exchange):

Date	No. of Shares	Price per Share
6/10/03	2,000	$3.15
6/16/03	5,000	$3.19
7/22/03	3,000	$3.14
8/12/03	2,000	$4.14
8/13/03	2,000	$4.25
8/18/03	2,700	$4.06
8/18/03	300	$4.07
8/29/03	3,000	$4.35
8/29/03	2,000	$4.36
10/07/03	1,499	$3.89
10/07/03	1,300	$3.87

On September 11, 2003, Mr. Presnell exercised 22,799 warrants (exercise price $1.50 per share) and sold an aggregate of 2,799 Common Shares so obtained on October 7, 2003 as shown in the table above.

CUSIP NO. 927926 20 4	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 20, 2003	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer

Date: October 20, 2003	Resource Capital Investment Corporation

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer